Exhibit 4.17

Bacan Hatchery – Grow-out Joint Venture

This agreement is entered into between:

PT Cahaya Cemerlang (CC)

and

PT Cendana Indopearls (CIP)

CC and CIP agree to enter into a joint venture arrangement for the production of the pearl oyster, Pinctada maxima at CC’s pearl farm lease and facilities located in Bacan, North Maluku. The term of the agreement is for five (5) years. In this endeavour CC and CIP agree on the following:

1.	CC will provide to CIP exclusive access to the hatchery and ancillary facilities at Nusa Deket (Bacan) and to the associated grow-out water leases and shore based facilities at Ambatu and other required sites (as marked on the attached map). No third party will be granted access to the hatchery or lease sites. Both parties reserve the right to conduct independent production runs at the Bacan facility provided that the JV has sufficient juvenile oyster stocks. Such usage will be by mutual agreement.

2.	CC grants rights of access by CIP to farm sites south of Bobonewoka as marked attached map. CC reserves exclusive access to the sites of Bobonewoka and Supai for independent farming of pearl oysters. CIP is granted access to the lease areas and facilities associated with Terakiang for the purpose of farming its share of oysters generated as a result of the JV. Notwithstanding this, the two companies may enter into further JV arrangements at any of these sites by mutual agreement.

3.	CIP will be appointed the “Manager” of the JV and will be responsible for the operational and financial management of the project.

4.	CIP will be responsible for the production of larvae and spat at the Nusa Deket hatchery. This may involve the transfer of larvae to and from the Nusa Deket hatchery and other hatchery facilities in which CIP is involved.

5.	CIP will be responsible for the operational funding to the project for each batch of oysters produced under this agreement. Funds expended will be at the discretion of CIP and subject to regular review.

6.	CC will be responsible for the existing funding of its independent operations in Bacan.

7.	CIP will manage the grow-out of spat produced at the water leases provided by CC.

8.	CC will provide to CIP any existing equipment and facilities including but not exclusive to:

i)	Long-lines

ii)	Rafts

iii)	Machinery

iv)	Boats

v)	Buildings and other infrastructure

The equipment and facilities to be provided by CC under the terms of this agreement are to be identified in an accompanying inventory.

9.	Equipment and facilities provided by CC remain the property of CC.

10.	Additional equipment over and above what is presently available at the Bacan Project site will be provided by CIP.

11.	Any additional equipment provided by CIP remains the property of CIP.

12.	Where CIP repair existing facilities and/or assets or build/manufacture new assets that are later returned to CC, CIP is entitled to compensation. Compensation will be based on the cost of work completed less appropriate depreciation.

13.	CIP will establish a banking facility at the nearby town of Labuha. To assist in the administration of the project, CIP will employ an Office Manager and Bookkeeper.

14.	All staff involved in the project will be under the direction of CIP. Project staff will be expected to perform their duties in accordance with the Department of Manpower approved rules and regulations of CIP.

15.	Staff recruited to the project will be paid in accordance with the rules and regulations of the local branch of the Department of Manpower.

16.	Project Managers will be provided by CIP on a roster basis.

17.	To support Project Management, key Senior Indonesian Technical staff will be seconded to the project by CIP

18.	CC will provide logistical support in the following areas:

i)	Assistance with travel arrangements

ii)	Assistance with required government reporting (immigration, police etc)

iii)	Assistance with communication to and from site

iv)	Assistance with transport of materials and shipping clearance

v)	Other assistance as may be required and that is mutually agreed

19.	Each batch of oysters produced and reared under this agreement will be divided under one or other of the following arrangements:

i)	At six (6) months post spawning or when the oysters reach an average size of 6 cm, surviving oysters will be divided 50:50 to each party. If the oysters are split at this time, it will become the responsibility of each party to maintain and manage their share of oysters.

or

ii)	At twelve (12) months post spawning or when the oysters have attained a size appropriate to move into 8-pocket panels (>8 cm), the oysters will be divided 70:30 (CIP:CC), respectively. Again, at the time of split it becomes the responsibility of each party to maintain and manage their share of oysters. Each party is responsible for the provision of 8-pocket panels for their share of oysters at the time of distribution.

In both cases, juvenile oyster pocket-panels are to be returned for re-use by grow-out.

20.	Notwithstanding point 19, the parties by mutual agreement may decide to enter into a further joint venture agreement for pearl production from oysters produced under this agreement. Such agreement may take several forms:

i)	Equal numbers of twelve (12) month old oysters or oysters that have reached 8-10 cm (as per point 19 ii) from each party could be provided for a joint venture pearl farm at the Bacan site.

ii)	Oysters as described above could be transferred to other potential pearl farming regions and farmed under a joint venture agreement.

iii)	Oysters as described above could be transferred to existing pearl farms owned by either party outside of Bacan and farmed under a joint venture agreement.

In all cases, the costs and revenue resulting from the production and sale of pearls would be shared equally.

21.	The terms of this agreement are to be reviewed on an annual basis. Part of the review will be an analysis of the relative rewards for inputs as described in point 19 to ensure a fair return for each party. Representatives of CC and CIP will maintain regular contact. It is expected that CC and CIP management will meet on a regular basis to ensure that the working relationship is maintained and that any problems or concerns are appropriately addressed.

22.	This agreement may be extended beyond the current term by mutual agreement. Such agreement should be reached no later then one (1) year prior to the termination of the existing agreement.

Signed:	PT Cahaya Cemerlang	Signed:	PT Cendana Indopearls